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Follow-Up Materials

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02031259

REGISTRANT'S NAME Fortis

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PROCESSED

**FORMER NAME

APR 25 2002

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THOMSON FINANCIAL

FILE NO. 82- 3118 FISCAL YEAR 12-31-01

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OICF/BY: dlw

DATE : 4/17/02

82-3118

FORTIS

Solid partners, flexible solutions

Annual Results 2001

FORTIS

Solid partners, flexible solutions

Press release

Brussels / Utrecht, 13 March 2002

Fortis bolsters foundation in difficult year

Fortis

Rue Royale 20
1000 Brussels
Belgium

Archimedeslaan 6
3584 BA Utrecht
The Netherlands

www.fortis.com

Fortis continued to strengthen its foundation in 2001 by implementing its corporate strategy. Integration projects at the banking and insurance operations proceeded according to plan.
In its home market, Fortis concentrated on improving the level of service to customers. Key elements were the successful IT integration at Fortis Bank in Belgium and ongoing integration within AMEV Stad Rotterdam Verzekeringsgroep (ASR). Cooperation between the different Fortis businesses continued to take shape.
Important strides were also made in redefining our range of activities. Fortis expanded its operations in Employee Benefits in the United States and invested in promising activities in Asia.
In September Fortis announced the unification of the Fortis (B) and Fortis (NL) shares into the new Fortis share. This announcement was received enthusiastically by the market and represents a major step towards transparency. The new Fortis share was traded on the Euronext stock exchange for the first time on 17 December and was later included in the international indices.

Fortis achieved a net operating profit of EUR 2,267 million under the difficult conditions of 2001. Including the provisions created, this represents a decline of only 4% compared with the record year of 2000. Net operating profit per share came down 10%. Results were depressed by the creation of additional provisions for the credit and investment portfolios in the fourth quarter and by lower investment income, mainly on the investment portfolio in the United States due to the deteriorated
economy in the third and fourth quarters. In addition, in view of the current market conditions, Fortis has decided to refrain from realizing extra investment return.
Public bids for the LIFFE shares and SES Global resulted in a non-operating income in the fourth quarter. An additional reorganization provision was also created in the fourth quarter and charged to the non-operating items. Net profit, including non-operating items totalling EUR 331 million, fell by only 6% to EUR 2,598 million. Return on equity was 17.9%, which is higher than the target of 15%. Earnings per share amounted to EUR 2.01 (-12%). A dividend of EUR 0.88, equal to the dividend paid out in 2000, will be proposed to the shareholders of Fortis.

Fortis retained its good solvency position in 2001. Net core capital proved to be adequate amid the difficult market conditions prevailing in 2001, owing in part to the composition and quality of the investment portfolio, which mainly consists of fixed-income securities carrying a limited risk. At the end of the year, core capital amounted to EUR 19.2 billion, which was 16% above the lower limit set by Fortis. The investment portfolio of the US insurance business was closely reviewed in the light of the recent economic developments. A number of measures were taken to further strengthen the risk profile of this portfolio. In 2001 Fortis lifted the tier-1 ratio of its banking activities to 8.5% from 7.3%.

Thorough and uniform risk analysis in both banking and insurance allowed Fortis to reduce its economic capital from EUR 17.0 billion to EUR 16.3 billion. The net Return on Risk-Adjusted Capital (RoRAC) amounts to 14%.

Key figures (in EUR million)

	2001	*2000*	*Increase in %*
Fortis			
Operating result before taxation	3,493.4	3,617.3	(3)
Net operating profit [1]	2,267.4	2,355.2	(4)
Non-operating items	330.8	412.4	(20)
Net profit	2,598.2	2,767.6	(6)
Net equity	13,844.5	15,196.8	(9)
Return on equity (in %)	17.9	20.0	
Total assets	482,969.9	438,082.7	10
Total assets under management	316,106.4	313,846.0	1
Insurance			
Gross Written Premiums Life	10,681.7	9,733.3	10
Gross Written Premiums Non-life	10,932.2	9,693.2	13
Combined ratio Non-life	103	105	
Costs/Gross Written Premiums	12.5%	12.7%	
FTEs (end of period)	23,803	23,755 [2]	0
Operating result before taxation	1,667.1	1,768.3	(6)
Net operating profit	1,209.4	1,265.3	(4)
Non-operating items	368.0	218.9	*
Net profit	1,577.4	1,484.2	6
Banking			
Total revenue, net of interest expense	8,282.2	8,022.2	3
Operating result before taxation	1,998.5	2,074.7	(4)
Net operating profit	1,238.3	1,312.5	(6)
Non-operating items	-34.1	193.5	*
Net profit	1,204.2	1,506.0	(20)
Cost/income ratio	66.6%	65.1%	
FTEs (end of period)	42,109	42,960	(2)

Key figures per share (in EUR)

	2001	2000	Increase in %
Net operating profit	1.75	1.94	(10)
After full conversion [3]	1.73	1.90	(9)
Net profit	2.01	2.28	(12)
After full conversion [3]	1.98	2.23	(11)
Net Equity	10.70	11.78	(9)
Proposed dividend	0.88	0.88	*

[1] *Net operating profit equals net profit including operational capital gains after adjustment for non-operating items.*
[2] *Includes ASR-old figures in 2000.*
[3] *After all warrants and option rights have been exercised and after the full conversion of convertible bonds.*

Net profit of the **insurance business** advanced 6%, to EUR 1,577 million. Total gross premium income increased by 11%, to EUR 21.6 billion (+2% organically). Fortis AG in Belgium and ASR in the Netherlands both upped their market share. Technical results in Life and Non-life improved considerably. As a result of disappointing income from investments, mainly at Fortis, Inc. in the United States, net operating profit fell 4%, to EUR 1,209 million. Excluding the influence of lower investment returns, net operating profit in the insurance business grew by 18%.

Premium income is almost equally divided between Life and Non-life. Gross premiums increased by 2% organically, or in other words disregarding the takeover of ASR and American Memorial Life Insurance Company (AMLIC), the sale of Fortis Financial Group (FFG) and exchange rate differences. Total net revenues of EUR 6,629 million were 6% higher than in 2000. The consolidation of ASR bumped up operating expenses by 11%, but organically the increase was only 2%. Staff costs rose 14% to EUR 1,460 million. Acquisitions and disposals in the insurance business resulted in a slight net increase in the number of FTEs, to 23,803.

In the **Life business**, Fortis saw its gross premium income increase by 10% to EUR 10.7 billion (+5% organically), underpinned by the consolidation of ASR. Single premiums climbed to EUR 6,724 million (+11%), while regular premiums increased to EUR 3.958 million (+7%). Premiums on unit-linked products declined by 15% owing to poor market conditions. The technical result was up 9%. The deliberately lower investment return brought down net operating profit by 4%.

The **Non-life business** saw gross premiums increase by 13% to EUR 10.9 billion (-1% organically), underpinned by the consolidation of ASR. The technical result surged 56% to EUR 492 million. The technical result of **Accident and Health** advanced EUR 139 million to EUR 218 million, largely thanks to Fortis, Inc. (+EUR 110 million) and the consolidation of ASR (+EUR 14 million). The **Motor** technical result jumped from EUR 13 million to EUR 57 million, helped by premium hikes in the United Kingdom and improved results in the Netherlands. The **Fire** technical result increased EUR 14 million to EUR 37 million, driven by the good performance in the Netherlands. Developments at Fortis, Inc. depressed the technical result of **Other Lines** by EUR 20 million to EUR 180 million. As a result of lower investment income net operating profit decreased with 6%.

Total revenues in the banking business bore up well, rising 3%. Organic growth of operating expenses was confined to 4% and the number of FTEs fell by 2%, to 42,109. The creation of additional provisions for the credit portfolio in the fourth quarter brought down net operating profit by 6% to EUR 1,238 million. Restructuring provisions caused net profit of the banking business to decline 20% to EUR 1,204 million.

Higher interest margin and volume growth drove up net interest income by 6% to EUR 4.4 billion. Net commission income came down mainly in the fourth quarter; the full-year 2001 figure came to EUR 2.0 billion, though, meaning the decline was relatively limited, to only 9%. Commissions on issuance and secondary placements fell 52% to EUR 89 million, while the decline in commissions on security transactions was confined to 10%. Commissions on asset management remained virtually stable, at EUR 654 million. Commissions on insurance (-11%) and payment services (+15%) amounted to EUR 148 million and EUR 338 million, respectively. Results of financial transactions came to EUR 1.0 billion (-2%). This income managed to remain stable against the level of 2000 thanks largely to capital gains on the fixed-income portfolio. Whereas venture capital brought in high levels of income in 2000, write-offs depressed the portfolio in 2001. The 32% increase in Other income (to EUR 897 million) was largely attributable to high income from leasing activities, which advanced 60% to EUR 464 million.

Risk-Weighted Assets (RWA) decreased 7% from the end of the third quarter. RWA came in 4% lower than at the end of 2000.

Harmonization of the credit provisioning policy at Fortis Bank tempered the level of provisions, but this effect was offset by increasing losses on the Fortis credit portfolio mainly in the fourth quarter. In line with its sound and cautious provisioning policy, Fortis booked additional provisions. In accordance with its policy, Fortis added EUR 170 million to the Fund for General Banking Risks (FGBR) in 2001. The FGBR now stands at 1.45% of RWA. From 2002 no further additions will be made to the FGBR.

Taxation, at EUR 693 million, was 8% higher than last year. The effective tax rate consequently increased from 31% to 35%. This difference was largely attributable to the record-high profit from venture capital in 2000, which was tax-exempt, while the losses suffered in the year under review were non-deductible.

Operating expenses (including FB Insurance) rose by 5% (+ 2% organically). The cost/income ratio went up to 66.6% from 65.1% in 2000. Staff costs rose, as expected, by 5%, mainly due to wage inflation. The number of FTEs came down 2% to 42,109. Other costs increased by 1% and depreciation rose by 10%. Increased leasing business resulted in higher costs (+ 51%), which were accompanied by higher income (+ 60%).

Message from the CEO

Anticipating the publication of the Annual Report on 26 April, I would like to look back on 2001.

This past year was an exciting, even historic one. Preparations for, and the successful introduction of, the euro on 1 January 2002 made us all realize that European integration is here to stay. The integrated market presents a tremendous opportunity for Fortis. Its experience as the first cross-border financial institution and its sound financial structure puts Fortis, as a European company, in an excellent position.

But 2001 was also a turbulent year, one in which Fortis could not dodge the impact of the economic slowdown and adverse market conditions. Our results were depressed by the decision to refrain from realizing extra investment return and by additional provisions for the credit and investment portfolios, which were created in accordance with our cautious provisioning policy. Given the unfavourable market conditions, however, Fortis managed to achieve satisfying results, thanks in part to our deliberately diversified product range, an investment policy that clearly accentuates fixed-income securities, and the geographic spread of activities.

We made great progress with the integration of the banking and insurance activities and the implementation of our strategy, all of which further strengthened our foundation for a successful future. Cost savings and synergies were achieved, as planned, and we created an additional provision for restructuring of those operations that are suffering from worsening market conditions.
I firmly believe that Fortis has adapted successfully and has laid a sound foundation for taking on future challenges.

Strategy

In 2001 Fortis continued to focus on the three pillars of its strategy: (1) to improve performance in our home market, (2) to develop growth platforms in Europe in the field of asset gathering, and (3) to expand activities in the United States and Asia that offer strong growth potential, or that enable us to develop skills that can be used in our home market. The disposal of non-profitable activities and enhancement of transparency form an integral part of the corporate strategy.

Integration of the banking and insurance activities is a Herculean task. Thanks to the efforts and commitment of our employees, the integration process within the bank is proceeding smoothly. In Belgium, integration of the IT systems of the former Generale Bank and ASLK was completed in 2001. Customers now have access to the services of Fortis Bank in all of the bank's branches in Belgium as well as through the Internet. Integration of the insurance activities in the Netherlands at AMEV Stad Rotterdam Verzekeringsgroep (ASR) is on schedule and is starting to bear fruit. Meanwhile, plans are being made for ensuring cooperation among all Fortis companies operating in the Netherlands that provide mortgages.
The integration activities have made great demands not only on our employees, but also on our customers. Customer satisfaction in Belgium declined initially, but has picked up again since the third quarter. A promising signal comes from various surveys, which have revealed that intermediaries rank our insurance businesses in Belgium and the Netherlands among the top service providers. In 2001 our insurance companies demonstrated the success of our multi-channel distribution strategy and our diversified product range. Although premiums in unit-linked products were severely depressed by market conditions, income from other insurance products offered compensation.

Cost savings and synergies are proceeding according to plan and will be intensified. The number of bank branches in Belgium has been reduced from 2,110 in early 1999 to 1,916 at the end of 2001. In the next two years, around three hundred branches a year will be closed in Belgium, and 1,332 branches will remain in 2003. In the Netherlands, Fortis decided to once again reduce the number of branches, from 261 at the end of December 2001 to 185 in 2003.

An additional restructuring provision was created in 2001, a quarter of which will be used in the insurance business. Three-quarters will be used within the banking business to flesh out the agreements concluded with the works councils and unions concerning early retirement. Half of this amount is required for this purpose, as in Belgium the existing plan for early retirement is applicable to a larger group of employees. The other half is earmarked for a new plan that provides for the early retirement of employees in the Netherlands who are 56 years of age or older.

Fortis disposed of and acquired a number of important businesses in 2001. We sold off our US insurance company, FFG, and, more than thirty years after the launch of our insurance operations in Australia, we disposed of our insurance subsidiary, Fortis Australia. In the United States we have added CORE, Inc. to our Employee Benefits operations and have acquired Protective Life's Dental Benefits Division. We intensified our operations in Asia with an agreement with the China Insurance Group, giving us a substantial stake in Tai Ping Life. This is a unique opportunity, as it gives us access to a national license for life insurance. Fortis also signed a strategic alliance in investment management with Haitong Securities Co., Ltd. In Malaysia, Fortis entered into a bancassurance joint venture with Maybank, the country's largest financial services provider. Early 2002 we announced the sale of our insurance operations in France and of our subsidiary TOP Lease.

As an integrated financial services provider, Fortis developed adequate risk gauging instruments with which credit and investment risks are assessed consistently across all businesses. In its banking business, Fortis uses strict selection and supervision procedures and it has a conservative provision policy. The risk profile is further enhanced by the well-balanced credit portfolio, which is widely spread across sectors and regions. Fortis uses strict investment criteria, not only in lending but also in investments.

To enhance transparency, in 2001 we published a number of financial indicators for each business for the first time. Fortis presented, among other figures, Return on Risk-Adjusted Capital (RoRAC) for each business and published information on Embedded Value of the insurance operations for the first time. This information revealed that value was added this past year. Fortis took a giant step in 2001 with the creation of the new Fortis share, which was traded for the first time on the Euronext stock exchange on 17 December 2001.

The appendices to this press release discuss this past year's developments at each business and include a description of the initiatives Fortis has taken to strengthen its foundation. The appendices also devote attention to the renewed agreement between the financial regulators.

Prospects

The measures we have taken ensure that our operations are better in tune with the changing market conditions. I have every confidence in the quality of our credit and investment portfolios and am convinced that the provisions we have created give us a sound financial basis.

Our diversity and the way in which we operate in niche markets are important elements of our strength. Our employees are our most valued asset. Basing their efforts on our core values – stable, caring, innovative and straightforward – they make Fortis what it is. The enormous commitment of our employees gives me confidence in our ability to achieve our goals. Fortis is well positioned to harvest the fruits of an economic recovery, but it is uncertain as to whether the still fragile revival will continue and at what pace. It would therefore be premature to issue a forecast for 2002.

Anton van Rossum
Chief Executive Officer

FORTIS

Solid partners, flexible solutions

Appendices

Insurance Netherlands

The newly merged AMEV Stad Rotterdam Verzekeringsgroep had a good year in many respects. Commercial results were excellent and a number of ongoing integration projects were successfully completed. ASR successfully consolidated its market position by focusing on the support it provides to intermediaries. ASR was the second-largest insurer in the Netherlands in 2001, with approximately a 12% share of the fiercely competitive insurance market. It has a 22% share of the disability insurance market, of which it is market leader. ASR Bank now accounts for almost half (48%) of the mortgage loans contracted through intermediaries.

ASR's net operating profit worked out at EUR 472 million. Its RoRAC (excluding ASR Bank) was 27%. Total gross premium income added up to EUR 5,159 million. In 2000, before ASR was formed, premium income amounted to EUR 2,088 million. Gross Life premiums climbed to EUR 3,457 million. Although the new tax system dampened growth in Individual Life, single premiums continued to perform well, partly due to higher rates. Combined life insurance and investment products were again successful despite the deterioration in the market. Non-life performed extremely well. Gross Non-life premiums climbed to EUR 1,702 million. Accident and Health, which accounts for 46% of gross Non-life premiums, posted excellent results, partly because of higher premiums. The Non-life technical result improved sharply. The combined ratio dipped to 100%. The sale of ASR Bank's unit-linked mortgage products through intermediaries again proved a success.

Integration projects mounted in the year after the creation of ASR have provided concrete benefits in a number of areas. These include attracting capital, centralized purchasing, hiring external manpower, co-ordinated facilities and the harmonization of ICT applications. The number of FTEs fell 2% to 5,269 on 31 December 2001. This was due to job cuts at AMEV, a hiring freeze at the old ASR and a reduction in group support units. Product development for Individual Life, Pensions, Non-life, Accident and Health, and Banking operations is performed at Centres of Excellence on behalf of ASR as a whole. Central support units have been formed for ICT, Social Affairs, Finance & Investment, Actuarial and Reinsurance. This has enhanced the commercial effectiveness of group companies, freeing them to focus entirely on their customers – the intermediaries – who now enjoy an even better service. In this context, ASR encourages standardization of electronic messaging with intermediaries, as this will boost efficiency among intermediaries and the insurance business.

Progress was also made in terms of collaboration with other Fortis business units. For instance, ASR Bank now uses Fortis Bank to attract capital for its mortgage operations, while ASR and Merchant Banking have concluded a number of securitization deals, for which components of ASR's mortgage portfolio serve as collateral. ASR has also transferred the management of its investment portfolio to Fortis Investment Management instead of an external manager.

Key figures Insurance Netherlands
(AMEV Stad Rotterdam Verzekeringsgroep)

	2001	*2000*
Net operating profit (EUR million)	472.1	399.5
Gross premiums Life (EUR million)	3,457.2	1,566.2
Growth in assets under management [1]	5.0%	
Gross premiums Non-life (EUR million)	1,701.8	522.4
Combined ratio Non-life	100	103
Costs/Gross premiums	14.0%	22.4%
FTEs (end of period) [2]	5,269	5,359 [2]

[1] *Change in technical Life insurance provisions.*
[2] *Including figures for old ASR in 2000.*

Insurance Belgium

Fortis AG achieved good commercial results across the board in 2001. Fortis AG (excluding FB Insurance) has a market share of over 10% in both Life and Non-life in Belgium. Net operating profit rose by 2% to EUR 253 million, despite the lower investment results. The Life business realized higher technical results than in 2000 (+6%), while the technical result for Non-life remained the same. Operating expenses remained unchanged. The number of FTEs went up slightly to 3,272. RoRAC amounted to 22%.

Fortis AG saw total gross premium income increase by 11% to EUR 2,354 million, while the market grew by 4%. Life, which delivered two thirds of gross premiums, performed particularly well once again. Total gross Life premiums advanced 14% to EUR 1,568 million. Gross Individual Life premiums picked up 27% to EUR 1 billion. The adverse stock market climate caused premiums on unit-linked products to dip 31% to EUR 295 million. This was, however, more than offset by the success of short-term investment products, which took in premiums of EUR 537 million. Traditional Life premiums dipped slightly to EUR 174 million. Fortis AG saw its Employee Benefits premiums retreat 5% to EUR 562 million. After a fairly weak start to 2001, premiums picked up again in the second half of the year. All the same, real growth was precluded by the deteriorating economic situation and the uncertainty created by the introduction of several fundamental changes in Belgian pension legislation.

Non-life, representing a third of Fortis AG's gross premium income, increased its gross premiums by 6% to EUR 786 million. Gross premium income at Accident and Health rose 5% to EUR 246 million. Gross premiums climbed to EUR 237 million (+9%) at Motor and EUR 231 million (+5%) at Fire.

By combining marketing concepts and information technology, Fortis AG should be able to increase cross-selling and to reduce costs in the consumer market in autumn 2002. A state-of-the-art IT platform for Defined Contribution systems in the Employee Benefits market will be in operation by the summer of 2002.

Premiums in the industrial insurance market recovered in 2001, after years of excessively low rates. The events of 11 September have accelerated the firming up of the market. The risk of terrorist attack was excluded from the terms and conditions of most contracts and can now only be covered upon payment of a discretionary and additional premium. Fortis Corporate Insurance (FCI) reported net operating profit of EUR 8 million for 2001, whereas it closed 2000 with a loss of EUR 10 million.

Key figures Insurance Belgium (Fortis AG)

	2001	*2000*
Net operating profit (EUR million)	252.5	248.5
Gross premiums Life (EUR million)	1,567.6	1,378.4
Growth in assets under management [1]	9.2%	10.3%
Gross premiums Non-life (EUR million)	786.1	738.6
Combined ratio Non-life	107	108
Costs/Gross premiums	10.2%	12.3%
FTEs (end of period) [2]	3,272	3,243

1) Change in Life insurance technical provisions
2) Including Fortis Corporate Insurance

Insurance International

Fortis International made considerable progress in 2001 with streamlining its activities, particularly in Asia. This entailed a number of disposals on the one hand, while on the other Fortis expanded its operations, tying up successfully with leading local players. February saw the creation of a bancassurance joint venture with Maybank in Malaysia. Fortis Australia was sold in July. Fortis subsidiary Seguros BILBAO acquired the Spanish portfolio of the Swiss firm Bâloise in October and Fortis concluded a life insurance joint venture with China Insurance Group in October. Early 2002, Fortis announced that it would sell its insurance operations in France.

Fortis International posted a 16% decline in net operating profit to EUR 91 million for 2001. This was primarily due to the sale of Fortis Australia and to less favourable results at Fortis Assurances in France and Keppel Insurance in Singapore, in which Fortis has a 40% stake. An impressive contribution to the results of Fortis International came from Fortis Insurance Ltd. in the United Kingdom, which turned in an excellent performance despite the economic slowdown. Fortis Insurance Ltd. sells non-life insurance to consumers and SMEs through intermediaries and is Fortis' biggest motor insurer. CAIFOR, the joint venture with "la Caixa", Spain's largest savings bank, performed well, but experienced a considerable decline in premium income. Premiums on unit-linked policies, in particular, were down sharply on the year, partly because new regulations had boosted premium income in 2000. Premiums on collective life policies and savings products rose in 2001.

Key figures Insurance International

	2001	*2000*
Net operating profit (EUR million)	91.1	108.0
Gross premiums Life (EUR million)	1,635.0	1,755.1
Growth in assets under management [1]	10.5%	17.6%
Gross premiums Non-life (EUR million)	1,034.5	1,045.0
Combined ratio Non-life	100	102
Costs/Gross premiums	9.2%	8.1%
FTEs (end of period)	3,150	3,402

[1] *Change in Life insurance technical provisions.*

Insurance United States

The strategy of Fortis, Inc., Fortis' US insurance subsidiary, is to manage a select portfolio of specialty businesses that are leaders in their respective markets. In line with this strategy, Fortis, Inc. has sold FFG, while it has added to its Employee Benefits operations both CORE, Inc. and Protective Life's dental insurance business.

Fortis, Inc. posted net operating profit of EUR 209 million for 2001, a decrease of 30% compared to 2000, which was mainly due to lower investment results in the fourth quarter. Developments at Enron and elsewhere forced the creation of additional provisions related to the investment portfolio. The management of the high-yield bond portfolio has recently been outsourced. Gross Life premiums fell 6% to EUR 1,672 million, mainly because of lower premium income at Assurant Group and the absence of premium income from FFG as of the second quarter. American Memorial Life Insurance Company (AMLIC), which was acquired in 2000, made a positive contribution to gross premium income. Gross Non-life premiums remained stable at EUR 6,922 million. RoRAC was 21%. The acquisitions of CORE, Inc. and the dental insurance activities of Protective Life, plus the in-sourcing of clients' back office operations by Assurant, partly offset by the sale of FFG, increased the net number of FTEs at Fortis from 10,723 to 11,120.

Assurant Group experienced a loss of momentum across much of its business. The slowdown in revenue growth can be attributed to, among other things, the aftermath of 11 September and waning economic growth. In addition, there was a shift in client focus towards banking solutions for debt management and institutional customers expressed regulatory concerns regarding predatory lending. Assurant has responded to this trend by offering alternative products. It has also taken the opportunity to withdraw from non-core activities and to concentrate on profitable operations. Results were also hurt by one time events like tropical storm Allison and the severe winter weather, which resulted in higher loss ratios. **Fortis Health** saw its profitability enhanced thanks, in particular, to a significant improvement in the overall loss ratio from 76% to 70.8%. Fortis Health has benefited from pricing and administrative actions that have continued since the beginning of 2000. Fortis Health has been very succesful in growing its individual medical insurance business, particularly by a persistent strong growth in production from State Farm. Higher revenues at **Fortis Benefits** were partly offset by higher mortality rates at its group life business in the first quarter of 2001. The events of 11 September had only a modest impact on life business, with Fortis Benefits experiencing a small increase in disability claims. Fortis, Inc.'s preneed funeral insurance, sold through **Fortis Family** and **AMLIC**, grew robustly in 2001. Also because of the acquisition of AMLIC, the growth perspectives are good.

Key figures Insurance United States (Fortis, Inc.)

	2001	*2000*
Net operating profit (EUR million)	209.2	299.6
Costs/Gross premiums	15.8%	15.7%
FTEs (end of period)	11,120	10,723

Embedded Value of life insurance

In line with the desire for more transparency, Fortis has now for the first time published the Embedded Value of its life insurance business. The long-term nature of life insurance means that more than just the balance sheet and profit and loss account are required to measure value creation. Embedded Value of life insurance operations provides additional information on the value of the in-force contracts and the value of new business.

Embedded Value comprises the sum of the free surplus and the present value of in-force life insurance contracts. The discount rate used for computing the present value is 9%. The computation takes into account several factors such as costs, inflation, lapse and mortality rates and investment income. Fortis has applied year-end 2001 best estimates for this purpose.

Tillinghast has reviewed the methodology and assumptions applied by Fortis.

Embedded Value, excluding FFG, amounted to EUR 10.4 billion at year-end 2000. The poor stock market performance in 2001 depressed value creation, but an accrual of EUR 215 million was still achieved. Anticipating the intended dividend payment to Fortis, Embedded Value reached EUR 10.3 billion at year-end 2001.

Change in Embedded Value (EUR million)

Embedded Value year-end 2000 including FFG	11,034
Divestiture of FFG	- 600
Embedded Value year-end 2000 excluding FFG	**10,434**
Accrual during the year	215
Accrued value year-end 2001	**10,648**
Intended dividend payment to Fortis	- 357
Embedded Value year-end 2001	10,291

The volume of new life business is measured by annualized premium equivalent (APE). APE is the sum of annualized regular premiums plus 10% of single premiums of new business. The table below gives a breakdown of the various entities' Embedded Value, APE, value added by new business including cost of capital (VANB) and the present value of future profits of new business excluding cost of capital (PVFP).

(EUR million)	Embedded Value	New Business APE	New Business VANB	New Business PVFP
Insurance Netherlands	4,403	241	22	37
Insurance Belgium (Fortis AG)	2,594	136	24	45
FB Insurance	2,049	269	98	125
Insurance United States	807	178	42	54
Insurance International	438	324	25	42
Total	**10,291**	**1,147**	**211**	**304**

Detailed information on the Embedded Value of Fortis's life insurance business can be found on www.fortis.com .

Network Banking

Network Banking achieved a net operating profit of EUR 868 million. RoRAC remained the same at 8%.

Commercial Banking

Fortis' commercial banking saw its profitability improve sharply in 2001. Fortis examined not only the gross acquisition of customers, but also the direct costs related to customer activities and the customer risk profile. Based on this information, Fortis took specific action that boosted margins and reduced risks. In the Belgian market for medium-sized enterprises, average margins on new production of investment credits rose to 150 basis points (up from 60 basis points at the start of 2000).

Fortis further developed its Commercial Banking strategy, whereby integrated solutions are offered to enterprises with operations throughout Europe. The business centres offer these customers all the services they need to help them operate successfully at an international level. Fortis opened new branches in France (Bordeaux and Orléans) and Poland (Gdansk), giving business customers access to a network of 100 business centres in Belgium, the Netherlands, France, Luxembourg, the United Kingdom, Germany, Spain, Portugal, Italy and Poland. The company also has representative offices in Hong Kong, Taiwan and China. Fortis strengthened its position in the border region between Luxembourg, France and Germany by acquiring Strasbourg-based Groupe Sade.

Fortis further developed its sector approach for global corporate clients. The Global Shipping Finance Group now ranks among the world top five in its field, and Euromoney declared the Global Commodities Group the 'Best Commodity Bank' for the fourth time in a row.

The acquisition of Lombard North Central's French subsidiary enabled Fortis Lease, specialized in financial leasing of capital goods, to extend its service provision to France in 2001. With a market share of 25%, Fortis Lease is Belgium's largest leasing company. Early 2002 Fortis announced the sale of TOP Lease, which is active in operational carleasing.

Retail Banking

In Belgium, integration of the IT systems of the former Generale Bank and ASLK was completed in 2001. The successful conversion to the euro also required a great deal of effort. Merging of the bank branches was accelerated in 2001 and in the Netherlands, too, progress was made with the streamlining of activities. ASR Bank achieved impressive mortgage production of EUR 4.7 billion, a 45% increase over 2000.

With a market share of more than 40% in Belgium, FB Insurance has held a leading position in bancassurance for years. Premium income amounted to EUR 2.5 billion (-27%) in 2001. In the course of the year, uncertain market conditions severely depressed the sale of unit-linked insurance products. Non-life premiums rose by 6% to EUR 152 million.

Key figures Network Banking

	2001	2000
Net operating profit (EUR million)	868	853
FTE's (end of period)	22,604	22,906
Network Banking		
• Number of branches (Benelux) [1]	2,662	2,871
• Automation rate (Belgium) [2]	80%	76%

Key figures FB Insurance

Gross Written Premiums Life (EUR million)	2,350.3	3,260.7
Growth of Assets under management [3]	8.4%	24.3%
Gross Written Premiums Non-life (EUR million)	151,8	143,9
Combined ratio Non-life	86	94
FTE's (end of period)	756	756
Penetration of insurance (Belgium)[4]	43%	42%

1) Including branches of Krediet aan de Nijverheid.
2) Automation rate: number of electronic transactions (three month figures) as a percentage of total transactions on behalf of customers
3) Change in Life insurance technical provisions.
4) Penetration rate: number of active customers with at least one insurance contract as a percentage of the total number of active customers

Merchant Banking

Merchant Banking's results in 2001 were a considerable improvement over those in 2000, when high income from venture capital resulted in a record-high profit. Merchant Banking's diversified product mix make this business' results less vulnerable to worsening economic conditions. Financial Markets and Information Banking in particular achieved excellent results. Investment Banking suffered from the negative market sentiment, with lower revenues and less activity in the area of mergers and acquisitions, but still managed to close 2001 in profit. The acquisition of investment companies Calvé-Delft and Beurshave boosted results. In venture capital, write-offs depressed the portfolio.

Merchant Banking achieved a net operating profit of EUR 416 million in 2001. The international trend of price adjustments to products and services, coupled with optimum use of economic capital, made a major contribution to the increase in RoRAC and to stabilization of the cost/income ratio. RoRAC at Merchant Banking was 36% in 2001.

A number of projects currently under way at Merchant Banking will bear fruit in 2002. The STP (Straight-Through-Processing) programme, launched in 2001, will result in a streamlining of the Merchant Banking organization by effectively creating online systems for transactions ranging from order input to completion and payment. The introduction of an integrated relationship management team will enhance service to business customers from all main activities of Merchant Banking. The implementation of modernized information systems will expand Fortis' knowledge of customers, which will further improve customer focus and synergy. Merchant Banking's products and services are increasingly finding their way to Network Banking's business customers and to customers of Private Banking and Asset Management. Merchant Banking also collaborated with ASR to complete a number of securitization deals, for which elements of ASR's mortgage portfolio are serving as collateral. Merchant Banking also acted as global coordinator in the successful placement of the Fortis Hybrid Tier 1 issue to the amount of EUR 1 billion.

Investment Banking now has more than eighty analysts tracking over five hundred European shares from a variety of locations throughout the continent. Outside the Benelux region, analysts are active in France, Spain, Italy and Germany.

Key figures Merchant Banking

	2001	*2000*
Net operating profit	416	413
FTEs (end of period)	2,735	2,643

Assets under Management

Total assets under management at Fortis amounted to EUR 316 billion at the end of 2001, a 1% increase compared with 31 December 2000. Investments for own account increased by 10% to EUR 148 billion. Total funds under management came to EUR 145 billion (-8%). Investments on behalf of policy holders advanced 7% to EUR 24 billion.

Assets under management (EUR billion)

	31 December 2001	*31 December 2000*
Investments for own account	147.6	134.2
Investments on behalf of policy holders	23.6	22.0
Funds under management	144.9	157.6
Assets under management	316.1	313.8

Private Banking and Asset Management

Despite the economic slowdown in 2001, **Private Banking** achieved a net operating profit of EUR 85 million, down 52% from 2000. Private Banking managed to confine the decrease in profit by responding directly to worsening market conditions through the implementation of cost-savings measures (which will continue in 2002) and the disposal of non-core businesses. Non-cyclical income from interest income and trust operations also helped to offset the negative effects of the market. Falling share prices and the disposal of non-core businesses depressed the value of assets under management on behalf of individuals by 10% to EUR 60.2 billion at the end of 2001, despite a net organic inflow of EUR 5 billion.

MeesPierson, the Private Bankers of Fortis, continued to build on its Benelux leadership position in 2001. New alternative investment products were successfully launched in areas like sustainable sectors.

Meanwhile, MeesPierson has completed integration of the private banking operations, which started after Fortis acquired MeesPierson in 1997. Outside the Benelux countries, MeesPierson continued to grow in France, Switzerland, Hong Kong, Guernsey, the Bahamas and especially in Spain. The French market was served by the launch of MeesPierson Fortis Patrimoine, while Béta Capital MeesPierson is one of the leading players in Spain, which is among Europe's fastest-growing private banking markets. Following its policy of focusing activities in markets in which it has a substantial presence, MeesPierson closed a number of offices in 2001, in countries like Germany, Italy, Denmark, the Cayman Islands, South Africa and Austria. Restructuring of the office in Curaçao was virtually completed.

Fortis Investment Management (FIM) saw its net operating result drop 50% to EUR 45 million. FIM managed to withstand the effects of deteriorated markets by bringing its fees in line with market conditions and freezing expenditure. Despite the intense volatility of the financial markets in 2001, it still achieved a positive inflow of new capital for the year as a whole, in both the institutional and retail markets. Many new customers were recruited in France, the United States and Belgium. FIM's US subsidiary Harbour Capital acquired mandates for European customers in 2001. Net new inflow failed to offset the negative effects of market developments on assets under management, however, which fell 7% to EUR 85 million. At the end of 2001, FIM managed assets worth EUR 34 billion (-2%) on behalf of institutional investors – especially pension funds – and EUR 51 billion (-10%) on behalf of distributors.

FIM's strategy is based on internal growth, liftouts and acquisitions. As an extension of this strategy, good progress was made with streamlining of the product range. The number of funds was reduced from 600 to 400. The organization and senior management was bolstered further. Centres of Excellence were set up with a view to boosting quality and efficiency for the customer, and a new CEO was appointed.

FIM successfully launched a variety of new products in 2001, including funds offering guaranteed capital and convertible bonds. These products proved a great success owing to the intense volatility of the equity markets.

FIM is increasingly developing as an autonomous asset manager and is thus responding to the trend in which an asset manager supplies products to different distributors. Dozens of external distribution contracts were concluded in 2001, a good example of which is a distribution contract via the worldwide network of Swiss financial group UBS.

Another key element in the strategy is to explore the possibilities that the Chinese market offers for investment funds. FIM opened a representative office in Shanghai in March 2001, while November saw a strategic alliance with Haitong Securities, one of China's leading brokerages. The purpose of the alliance is to set up a joint venture to distribute investment funds as soon as China has created the necessary legal framework. The Chinese market has immense potential for growth, the fruits of which FIM hopes to be able to harvest in the longer term.

Key figures Private Banking and Asset Management

	Private Banking and Asset Management		Private Banking		Asset Management	
	2001	*2000*	*2001*	*2000*	*2001*	*2000*
Assets under management (EUR billion)	144.9	157.6	60.2	66.8	84.7	90.8
Net operating profit (EUR million)	311	266	85	176	45	90
FTEs (end of period)	3,043	3,192	2,346	2,431	688	761

Return on Risk-Adjusted Capital (RoRAC)

Return on Risk-Adjusted Capital (RoRAC) is a performance measure that can be used to measure the relationship between the risks and returns of the activities in a consistent manner. RoRAC is calculated by dividing the Risk-Adjusted Return by the amount of economic capital. This is the amount of capital required to guarantee that the solvency remains within a 99.97% reliability interval, given the risks involved in the activities.The Risk-Adjusted Return is calculated on the basis of the net operating profit, with average expected losses replacing provisions for credit risks.

The calculation of economic capital is based on a method developed by Fortis itself. This method is continuously re-evaluated and refined.

	Economic Capital *in EUR million*		RoRAC (after taxation) *In %*	
	2001	*2000*	*2001*	*2000*
Network Banking	9.8	11.6	8	8
Merchant Banking	1.2	1.2	36	37
Private Banking and Asset Management	0.2	0.2	54	133
Total Banking	**11.2**	**13.0**	**12**	**13**
ASR[1]	1.9	1.2	27	30
Fortis AG	1.0	1.6	22	14
Fortis International	0.4	0.6	24	18
Fortis, Inc.	0.9	0.6	21	46
Total Insurance	**4.2**	**4.0**	**24**	**24**
Total General	**0.9**	**0.0**		
Total Fortis	**16.3**	**17.0**	**14**	**15**

[1] *2000 excl ASR.*

Supervision

In the absence of a European system for financial supervision, Fortis, as a bi-national, integrated financial services provider, is subject to different forms of internal and external supervision. For sector-specific supervision, De Nederlandsche Bank (DNB) and the pensions and insurance supervisory authority (PVK) in the Netherlands and the Commission Bancaire et Financière (CBF) and Office de Contrôle des Assurances (CDV) in Belgium are of the opinion that, based on European and national legislation, cross-border, supplementary supervision at group level is necessary. These four supervisory bodies laid down coordination of their respective regulatory scope in an agreement in 1996, and this agreement was renewed in 2002.

The agreement between these four regulatory bodies stipulates that each body continues to perform sector supervision of the relevant activities of Fortis entities in their jurisdiction. Supplementary supervision is exercised jointly by the four bodies. The CBF, the regulator that – in terms of total assets and solvency requirements – monitors the majority of Fortis' activities, acts as coordinator. Supplementary supervision includes supervision of the share structure of the parent companies, the group's organizational structure, risk concentration and intra-group activities.

Auditors' statement

The external auditors jointly confirm that their audits of the financial statements as included in the following annexes to this press release are almost completed and that nothing has come to their attention which could lead them to conclude that material changes should be made to the information referred to above.

Note: exchange rates

As an indication (rates on 31 December 2001)

1 EUR = BEF 40.34 = NLG 2.20 = USD 0.88 = GBP 0.61 = FRF 6.56 = ESP 166.39 = AUD 1.67

Milestones in 2001

January 2001

- Fortis signs agreement with The Hartford to sell Fortis Financial Group (FFG)

February 2001

- Fortis enters into a joint venture with Maybank, Malaysia's biggest bank, in the field of bancassurance

March 2001

- Fortis, Inc. acquires CORE, Inc.

April 2001

- Fortis acquires the Spanish insurance portfolio of Bâloise

June 2001

- Fortis announces the sale of its Australian insurance subsidiary to CGNU

July 2001

- Closure of ebanking.fr
- Fortis, Inc. signs agreement to acquire Protective Life Corporation's Dental Benefits Division

September 2001

- Completion of IT integration of former Generale Bank and ASLK

October 2001

- Fortis and China Insurance Group announce Life insurance partnership in China

November 2001

- Fortis Investment Management signs a strategic alliance with Haitong Securities Co. Ltd. in Shanghai (China)

December 2001

- Unification of Fortis (B) and Fortis (NL) shares and start of trading of the new Fortis share
- Euro conversion successfully completed in all countries

Press contacts:

Brussels: +32 3 510 52 32 *Utrecht:* +31 30 257 65 49

Investor Relations:

Brussels: +32 2 510 53 38 *Utrecht:* +31 30 257 65 71

Annexes to report on the annual figures 2001 of Fortis

Consolidated profit and loss account
(in EUR million)

	2001	2000	Increase in %
Revenues			
Insurance premiums	18,162.3	15,783.7	15
Interest income	23,764.8	25,713.1	(8)
Commissions and fees	1,978.4	2,163.6	(9)
Results from financial transactions	(1,306.8)	489.6	*
Other revenues	2,659.7	2,917.5	(9)
Total revenues	45,258.4	47,067.5	(4)
Interest expense	(16,914.3)	(19,402.9)	(13)
Total revenues, net of interest expense	**28,344.1**	**27,664.6**	**2**
Technical charges insurance	(13,440.2)	(13,463.3)	(0)
Value adjustments	(625.8)	(619.5)	1
Net revenues	14,278.1	13,581.8	5
Operating expenses	(10,784.7)	(9,964.5)	8
Operating result before taxation	**3,493.4**	**3,617.3**	**(3)**
Taxation	(1,048.9)	(1,044.4)	0
Operating group profit	2,444.5	2,572.9	(5)
Minority interests	177.1	217.7	(19)
Net operating profit	**2,267.4**	**2,355.2**	**(4)**
Non-recurrent capital gains:			
- Suez (Insurance)	263.6	149.3	
- Fortis Financial Group (Insurance)	35.9		
- Australia (Insurance)	45.9		
- Kempen & Co. (Insurance)	80.0		
- Euronext (Banking)		99.3	
- Liffe Seats (Banking)	11.0		
- SES Global (banking)	74.6		
Release of millennium provisions:			
- Insurance		69.6	
- Banking		94.2	
Reorganisation reserves:			
- Insurance	(57.4)		
- Banking	(151.3)		
- General	(3.0)		
Change tax rate Luxembourg	31.5		
Non-operating items after taxation	330.8	412.4	
Net profit	**2,598.2**	**2,767.6**	**(6)**

Annexes to report on the annual figures 2001 of Fortis

Consolidated balance sheet (before appropriation of profit)
(in EUR million)

	31 December 2001	*31 December 2000*
Assets		
Cash	5,094.2	6,110.3
Trading stock of securities	19,447.0	13,362.9
Investments	147,676.3	134,203.0
Loans and advances to credit institutions	63,761.9	62,382.8
Loans and advances to customers	176,833.9	162,093.4
Reinsurers' share of technical provisions	6,890.8	4,943.6
Deferred acquisition costs	2,963.6	3,297.7
Prepayments and accrued income	19,844.9	17,037.9
Investments on behalf of policyholders	23,567.4	22,012.7
Other assets	16,889.9	12,638.4
Total assets	**482,969.9**	**438,082.7**
Liabilities		
Amounts owed to credit institutions	96,337.3	94,174.3
Amounts owed to customers	179,687.2	145,752.0
Debt certificates	50,895.9	43,760.8
Technical provisions	59,533.4	56,130.2
Technical provisions related to investments on behalf of policyholders	23,084.9	21,690.1
Accruals and deferred income	19,772.6	15,824.0
Other liabilities	23,998.3	31,865.0
Convertible notes	1,257.3	1,257.3
Subordinated liabilities *	10,209.1	8,230.3
	464,776.0	418,684.0
Fund for general banking risks *	2,216.7	2,042.9
Minority interests	2,132.7	2,159.0
Net equity	13,844.5	15,196.8
Group equity *	15,977.2	17,355.8
Total liabilities	**482,969.9**	**438,082.7**
* Risk-bearing capital	28,403.0	27,629.0

Annexes to report on the annual figures 2001 of Fortis

Consolidated statement of cash flow
(in EUR million)

	2001	*2000*
Cash flow from operating activities:		
Net profit	2,598.2	2,767.6
Adjustment to reconcile net profit		
to net cash provided by operating activities:		
- Minority interest	177.2	217.7
- Value adjustments on receivables	625.8	461.9
- Value adjustments on real estate	9.4	(20.7)
- Depreciation, amortization and accretion	711.2	1,771.4
- Foreign exchange gains (losses) on debt securities	(473.4)	(206.8)
- Gains realized on sale of investment securities	(558.6)	(1,150.3)
- Gains realized on sale of real estate	(51.6)	(73.2)
- Unrealized gains/losses on trading portfolio	(54.0)	(219.5)
- Other	68.0	(43.3)
Net change in operating assets and liabilities,		
excluding effects of acquisitions:		
- Trading securities	(6,030.2)	(3,244.7)
- Deferred acquisition costs	89.2	(1,595.8)
- Prepayment and accrued income	(2,899.0)	(4,686.9)
- Investments on behalf of policyholders	(2,922.4)	(4,030.0)
- Other assets	(5,854.1)	(3,741.1)
- Technical provisions	6,052.7	4,653.2
- Accruals and deferred income	3,327.9	3,416.6
- Liabilities related to investments on behalf of policyholders	1,313.6	2,022.8
- Other liabilities	(6,684.8	10,899.2
Net cash provided by operating activities	**(10,554.9)**	**7,198.1**
Cash flow from investing activities:		
Purchase of investment securities	(79,973.1)	(62,586.2)
Proceeds from sale/maturities of investment securities	63,709.3	62,028.2
Net increase in loans and advances to credit institutions	(911.7)	19,915.6
Net increase in loans and advances to customers	(16,728.8)	(12,972.2)
Purchase/sale of business, net of cash included	78.6	(365.6)
Net purchase of tangible fixed assets and intangible assets	(354.4)	(408.5)
Net cash used in investing activities	**(34,180.1)**	**5,611.3**
Cash flow from financing activities:		
Change in amounts owed to credit institutions	2,162.6	(23,592.3)
Change in amounts owed to customers	33,935.2	10,005.9
Change in debt certificates	7,087.8	4,193.1
Change in subordinated liabilities	1,924.8	856.2
Capital issued by Fortis	9.8	(1,206.3)
Capital contribution from other parties		591.1
Dividends paid	(1,253.1)	(818.8)
Net cash provided by financing activities	**43,867.1**	**(9,971.1)**
Net increase (decrease) in cash	(867.9)	2,838.3
Cash at beginning of the period	6,110.3	3,660.4
Effect of exchange rate changes on cash	(148.2)	(388.4)
Cash at end of the period	**5,094.2**	**6,110.3**

Annexes to report on the annual figures 2001 of Fortis

Key figures per share

	2001	*2000*	
	EUR	EUR	
Fortis			
Net operating profit	1.75	1.94	
After full conversion [1]	1.73	1.90	
Net earnings	2.01	2.28	
After full conversion [1]	1.98	2.23	
Net equity	10.70	11.78	
Proposed dividend	0.88	0.88	
Average number of shares outstanding			
Fortis	1,293,281,779	1,214,964,188	
Fortis (B)		730,342,275	
Fortis (NL)		484,621,913 [2]	
Number of shares outstanding end of period			
Fortis	1,293,565,659	1,290,351,022	
Fortis (B)		736,547,976	57%
Fortis (NL)		553,803,046 [2]	43%

1) *After full conversion of the warrants, option rights and convertible bonds.*
2) *After repurchase of own shares by Fortis (NL).*

Net equity

Movements in net equity were as follows (in EUR million):

Net equity at 31 December 2000	**15,196.8**
Issue of shares	110.0
Net profit	2,598.2
Dividend	(1,137.4)
Revaluation of investments	(1,757.4)
Reversal of revaluation on sale of investments	(734.2)
Taxation	214.8
Goodwill	(773.0)
Exchange differences	94.7
Other changes to net equity	32.0
Net equity at 31 December 2001	**13,844.5**

Solvency

	Floor	*Cap*
Net core capital [1]	19,193.9	19,193.9
Solvency target	16,556.6	21,254.2
Solvency surplus (deficit)	2,637.3	(2,060.3)
Net core capital as multiple of solvency target	1.16	0.90

1) *Consists of Group equity, Fund for general banking risks and Tier 1 loan.*

Annexes to report on the annual figures 2001 of Fortis

Profit and Loss account by sector
(in EUR million)

				2001
	Insurance	*Banking*	*General* [1]	*Total*
Revenues				
Insurance premiums	18,162.3			18,162.3
Interest income	3,158.4	20,818.6	(212.2)	23,764.8
Commissions and fees		1,978.4		1,978.4
Results from financial transactions				
- on behalf of policyholders	(2,499.5)			(2,499.5)
- other	190.2	1,002.5		1,192.7
Other revenues				
- on behalf of policyholders	409.8			409.8
- other	1,336.0	897.3	16.6	2,249.9
Total revenues	20,757.2	24,696.8	(195.6)	45,258.4
Interest expense	(688.2)	(16,414.6)	188.5	(16,914.3)
Total revenues, net of interest expense	**20,069.0**	**8,282.2**	**(7.1)**	**28,344.1**
Technical charges insurance	(13,440.2)			(13,440.2)
Value adjustments		(625.8)		(625.8)
Net revenues	6,628.8	7,656.4	(7.1)	14,278.1
Operating expenses	(4,961.7)	(5,657.9)	(165.1)	(10,784.7)
Operating result before taxation	**1,667.1**	**1,998.5**	**(172.2)**	**3,493.4**
Taxation	(396.0)	(693.0)	40.1	(1,048.9)
Operating group profit	1,271.1	1,305.5	(132.1)	2,444.5
Minority interests	61.7	67.1	48.3	177.1
Net operating profit	**1,209.4**	**1,238.4**	**(180.4)**	**2,267.4**
Non-operating items after taxation	368.0	(34.2)	(3.0)	330.8
Net profit	**1,577.4**	**1,204.2**	**(183.4)**	**2,598.2**
Net interest income		4,404.0		

[1] *General covers the income, charges and eliminations which are not attributable to the insurance or banking sector or to a specific region.*

Annexes to report on the annual figures 2001 of Fortis

Profit and Loss account by sector
(in EUR million)

				2000
	Insurance	*Banking*	*General* [1]	*Total*
Revenues				
Insurance premiums	15,783.7			15,783.7
Interest income	2,533.3	23,300.9	(121.1)	25,713.1
Commissions and fees		2,163.6		2,163.6
Results from financial transactions				
- on behalf of policyholders	(1,015.1)			(1,015.1)
- other	479.6	1,025.1		1,504.7
Other revenues				
- on behalf of policyholders	947.8			947.8
- other	1,280.1	677.5	12.1	1,969.7
Total revenues	20,009.4	27,167.1	(109.0)	47,067.5
Interest expense	(314.2)	(19,144.9)	56.2	(19,402.9)
Total revenues, net of interest expense	**19,695.2**	**8,022.2**	**(52.8)**	**27,664.6**
Technical charges insurance	(13,463.3)			(13,463.3)
Value adjustments		(619.5)		(619.5)
Net revenues	6,231.9	7,402.7	(52.8)	13,581.8
Operating expenses	(4,463.6)	(5,328.0)	(172.9)	(9,964.5)
Operating result before taxation	**1,768.3**	**2,074.7**	**(225.7)**	**3,617.3**
Taxation	(444.7)	(640.5)	40.8	(1,044.4)
Operating group profit	1,323.6	1,434.2	(184.9)	2,572.9
Minority interests	58.3	121.7	37.7	217.7
Net operating profit	**1,265.3**	**1,312.5**	**(222.6)**	**2,355.2**
Non-operating items after taxation	218.9	193.5		412.4
Net profit	**1,484.2**	**1,506.0**	**(222.6)**	**2,767.6**
Net interest income		4,156.0		

[1] *General covers the income, charges and eliminations which are not attributable to the insurance or banking sector or to a specific region.*

Annexes to report on the annual figures 2001 of Fortis

Balance sheet by sector
(in EUR million)

				31 December 2001
	Insurance	*Banking*	*General* [1]	*Total*
Assets				
Cash	1,154.1	4,555.2	(615.1)	5,094.2
Trading stock of securities		19,447.0		19,447.0
Investments	50,487.3	96,866.9	322.1	147,676.3
Loans and advances to credit institutions	1,971.2	62,459.9	(669.2)	63,761.9
Loans and advances to customers	16,121.2	164,089.8	(3,377.1)	176,833.9
Reinsurers' share of technical provisions	6,890.8			6,890.8
Deferred acquisition costs	2,963.6			2,963.6
Prepayments and accrued income	1,318.2	18,652.4	(125.7)	19,844.9
Investments on behalf of policyholders	23,567.4			23,567.4
Other assets	5,463.0	11,922.9	(496.0)	16,889.9
Total assets	**109,936.8**	**377,994.1**	**(4,961.0)**	**482,969.9**
Liabilities				
Amounts owed to credit institutions	378.3	98,273.7	(2,314.7)	96,337.3
Amounts owed to customers		181,324.8	(1,637.6)	179,687.2
Debt certificates	4,601.4	42,415.9	3,878.6	50,895.9
Technical provisions	59,533.4			59,533.4
Technical provisions related to investments on behalf of policyholders	23,084.9			23,084.9
Accruals and deferred income	1,496.9	18,303.8	(28.1)	19,772.6
Other liabilities	10,584.5	15,767.9	(2,354.1)	23,998.3
Convertible notes	1.4		1,255.9	1,257.3
Subordinated liabilities	2,475.6	9,985.6	(2,252.1)	10,209.1
	102,156.4	366,071.7	(3,452.1)	464,776.0
Fund for general banking risks		2,216.7		2,216.7
Minority interests	694.5	798.6	639.6	2,132.7
Net equity	7,085.9	8,907.1	(2,148.5)	13,844.5
Group equity	7,780.4	9,705.7	(1,508.9)	15,977.2
Total liabilities	**109,936.8**	**377,994.1**	**(4,961.0)**	**482,969.9**

1) General covers the balance sheet items and eliminations which are not attributable to the insurance or banking sector or to a specific region.

Annexes to report on the annual figures 2001 of Fortis

Balance sheet by sector
(in EUR million)

	Insurance	*Banking*	*General* [1]	*31 December 2000 Total*
Assets				
Cash	1,249.3	5,342.1	(481.1)	6,110.3
Trading stock of securities		13,362.9		13,362.9
Investments	49,649.8	84,098.8	454.4	134,203.0
Loans and advances to credit institutions	1,632.8	61,159.0	(409.0)	62,382.8
Loans and advances to customers	14,837.4	149,840.1	(2,584.1)	162,093.4
Reinsurers' share of technical provisions	4,943.6			4,943.6
Deferred acquisition costs	3,297.7			3,297.7
Prepayments and accrued income	1,164.6	15,887.2	(13.9)	17,037.9
Investments on behalf of policyholders	22,012.7			22,012.7
Other assets	6,230.3	7,381.5	(973.4)	12,638.4
Total assets	**105,018.2**	**337,071.6**	**(4,007.1)**	**438,082.7**
Liabilities				
Amounts owed to credit institutions	402.0	94,301.6	(529.3)	94,174.3
Amounts owed to customers		148,367.6	(2,615.6)	145,752.0
Debt certificates	3,345.8	40,680.1	(265.1)	43,760.8
Technical provisions	56,130.2			56,130.2
Technical provisions related to investments on behalf of policyholders	21,690.1			21,690.1
Accruals and deferred income	452.7	15,667.0	(295.7)	15,824.0
Other liabilities	12,895.0	18,016.9	953.1	31,865.0
Convertible notes	1.4		1,255.9	1,257.3
Subordinated liabilities	1,281.3	8,476.3	(1,527.3)	8,230.3
	96,198.5	325,509.5	(3,024.0)	418,684.0
Fund for general banking risks		2,042.9		2,042.9
Minority interests	729.5	823.2	606.3	2,159.0
Net equity	8,090.2	8,696.0	(1,589.4)	15,196.8
Group equity	8,819.7	9,519.2	(983.1)	17,355.8
Total liabilities	**105,018.2**	**337,071.6**	**(4,007.1)**	**438,082.7**

[1] *General covers the balance sheet items and eliminations which are not attributable to the insurance or banking sector or to a specific region.*

Annexes to report on the annual figures 2001 of Fortis

Investments
(in EUR million)

		31 December 2001		*31 December 2000*		*Increase in %*
Investments insurance	50,487.3		49,649.8		2	
Investments banking	96,866.9		84,098.8		15	
Total investments for own account [1]		147,676.3		134,203.0		10
Investments on behalf of policyholders		23,567.4		22,012.7		7
- private customers	60,220.9		66,817.5		(10)	
- institutional customers	33,728.0		34,436.7		(2)	
- funds	50,913.8		56,376.1		(10)	
Total funds under management		144,862.7		157,630.3		(8)
Total assets under management		**316,106.4**		**313,846.0**		**1**

[1] *This amount also includes the intercompany accounts and investments which cannot be attributed either to insurance or to banking.*

Development of the funds under management for the year 2001
(in EUR million)

	Private customers	*Institutional customers*	*Funds*	*Total*
Closing balance 31 December 2000	66,817.5	34,436.7	56,376.1	157,630.3
Net new means	297.5	1,328.9	1,832.2	3,458.6
Capital gains	(6,894.1)	(2,037.6)	(3,891.7)	(12,823.4)
Purchases and sales group companies			(3,402.8)	(3,402.8)
Closing balance 31 December 2001	**60,220.9**	**33,728.0**	**50,913.8**	**144,862.7**

Funds under management by region of investment
(in EUR million)

	Private customers	*Institutional customers*	*Funds*	*Total*
Belgium	7,519.3	2,379.2	10,564.7	20,463.2
The Netherlands	24,773.0	7,146.8	9,951.0	41,870.8
Luxembourg	4,642.3	1,394.8	7,791.2	13,828.3
Benelux	36,934.6	10,920.8	28,306.9	76,162.3
United States	1,918.5	10,711.5	1,654.3	14,284.3
Rest of the world	21,367.8	12,095.7	20,952.6	54,416.1
Total	**60,220.9**	**33,728.0**	**50,913.8**	**144,862.7**

Annexes to report on the annual figures 2001 of Fortis

Summary of consolidated figures by region
(in EUR million)

	2001	2000
Insurance [1]		
Belgium		
Total revenues, net of interest expense	5,452.6	6,640.1
Operating result before taxation	554.3	596.5
Total assets	32,060.4	30,606.7
The Netherlands		
Total revenues, net of interest expense	5,790.3	3,446.3
Operating result before taxation	675.9	558.4
Total assets	42,349.0	40,423.2
Luxembourg		
Total revenues, net of interest expense	403.4	295.0
Operating result before taxation	8.3	(1.2)
Total assets	1,283.8	1,046.8
Total Benelux		
Total revenues, net of interest expense	11,646.3	10,381.4
Operating result before taxation	1,238.5	1,153.7
Total assets	75,684.9	72,076.7
United States		
Total revenues, net of interest expense	5,869.5	6,450.9
Operating result before taxation	300.0	459.7
Total assets	25,736.3	24,804.0
Rest of the world		
Total revenues, net of interest expense	2,553.2	2,862.9
Operating result before taxation	128.6	154.9
Total assets	8,815.4	8,352.4

1) *Excluding eliminations between geographical areas.*

Annexes to report on the annual figures 2001 of Fortis

Summary of consolidated figures by region
(in EUR million)

	2001	2000
Banking [1]		
Belgium		
Total revenues, net of interest expense	3,750.0	3,862.4
Operating result before taxation	798.2	765.2
Total assets	223,612.7	212,025.6
The Netherlands		
Total revenues, net of interest expense	2,073.2	2,060.2
Operating result before taxation	273.0	580.3
Total assets	66,892.2	57,215.8
Luxembourg		
Total revenues, net of interest expense	757.9	879.2
Operating result before taxation	441.2	349.8
Total assets	38,765.3	39,103.6
Total Benelux		
Total revenues, net of interest expense	6,581.1	6,801.8
Operating result before taxation	1,512.4	1,695.3
Total assets	329,270.2	308,345.0
United States		
Total revenues, net of interest expense	207.0	150.3
Operating result before taxation	87.9	22.6
Total assets	16,451.4	14,053.1
Rest of the world		
Total revenues, net of interest expense	1,494.1	1,070.1
Operating result before taxation	398.2	356.8
Total assets	32,276.1	15,197.3

1) *Excluding eliminations between geographical areas.*

Annexes to report on the annual figures 2001 of Fortis

Profit and loss account insurance
(in EUR million)

			2001
	Life	*Non-life*	*Total*
Revenues			
Insurance premiums	10,197.7	7,964.6	18,162.3
Interest income	2,438.5	719.9	3,158.4
Results from financial transactions			
- on behalf of policyholders	(2,499.5)		(2,499.5)
- other	310.1	(119.9)	190.2
Other revenues			
- on behalf of policyholders	409.8		409.8
- other	1,008.8	327.2	1,336.0
Total revenues	11,865.4	8,891.8	20,757.2
Interest expense	(541.0)	(147.2)	(688.2)
Total revenues, net of interest expense	**11,324.4**	**8,744.6**	**20,069.0**
Technical charges insurance	(8,395.7)	(5,044.5)	(13,440.2)
Net revenues	2,928.7	3,700.1	6,628.8
Operating expenses	(1,702.2)	(3,259.5)	(4,961.7)
Operating result before taxation	**1,226.5**	**440.6**	**1,667.1**
Taxation	(282.8)	(113.2)	(396.0)
Operating group profit	943.7	327.4	1,271.1
Minority interests	60.3	1.4	61.7
Net operating profit	**883.4**	**326.0**	**1,209.4**
Non-operating items after taxation	288.1	79.9	368.0
Net profit	**1,171.5**	**405.9**	**1,577.4**
Technical result			
Life	754.7		
Accident & Health		218.2	
Motor		57.1	
Fire		36.7	
Other lines		180.3	
Total technical result	**754.7**	**492.3**	
Realized and unrealized capital gains	302.2	(121.4)	
Exceptional income and charges	5.7	(4.4)	
Other	163.9	74.1	
Operating result before taxation	**1,226.5**	**440.6**	

Annexes to report on the annual figures 2001 of Fortis

Profit and loss account insurance
(in EUR million)

			2000
	Life	*Non-life*	*Total*
Revenues			
Insurance premiums	8,993.0	6,790.7	15,783.7
Interest income	2,064.4	468.9	2,533.3
Results from financial transactions			
- on behalf of policyholders	(1,015.1)		(1,015.1)
- other	424.6	55.0	479.6
Other revenues			
- on behalf of policyholders	947.8		947.8
- other	824.4	455.7	1,280.1
Total revenues	12,239.1	7,770.3	20,009.4
Interest expense	(206.8)	(107.4)	(314.2)
Total revenues, net of interest expense	**12,032.3**	**7,662.9**	**19,695.2**
Technical charges insurance	(9,002.8)	(4,460.5)	(13,463.3)
Net revenues	3,029.5	3,202.4	6,231.9
Operating expenses	(1,691.1)	(2,772.5)	(4,463.6)
Operating result before taxation	**1,338.4**	**429.9**	**1,768.3**
Taxation	(363.8)	(80.9)	(444.7)
operating group profit	974.6	349.0	1,323.6
Minority interests	57.9	0.4	58.3
Net operating profit	**916.7**	**348.6**	**1,265.3**
Non operating items after taxation	115.3	103.6	218.9
Net profit	**1,032.0**	**452.2**	**1,484.2**
Technical result			
Life	689.9		
Accident & Health		79.3	
Motor		13.1	
Fire		22.8	
Other lines		200.2	
Total technical result	**689.9**	**315.4**	
Realized and unrealized capital gains	434.5	54.3	
Exceptional income and charges	(16.4)	6.9	
Other	230.4	53.3	
Operating result before taxation	**1,338.4**	**429.9**	

Annexes to report on the annual figures 2001 of Fortis

Specification of insurance premiums

(in EUR million)

	Life	*Non-life*				*Total*
		Accident & Health	*Motor*	*Fire*	*Other lines*	
2001						
Insurance premiums gross	10,681.7	4,240.0	1,444.9	850.0	4,397.3	21,613.9
Ceded reinsurance premiums	(484.0)	(522.5)	(58.7)	(139.2)	(1,930.4)	(3,134.8)
Net change in provisions for unearned premiums		(18.6)	(43.0)	(29.3)	(225.9)	(316.8)
Insurance premiums (net)	**10,197.7**	**3,698.9**	**1,343.2**	**681.5**	**2,241.0**	**18,162.3**
2000						
Insurance premiums gross	9,733.3	3,613.1	1,178.8	709.5	4,191.8	19,426.5
Ceded reinsurance premiums	(740.3)	(383.2)	(95.2)	(123.8)	(1,866.3)	(3,208.8)
Net change in provisions for unearned premiums		15.7	(52.3)	(17.0)	(380.4)	(434.0)
Insurance premiums (net)	**8,993.0**	**3,245.6**	**1,031.3**	**568.7**	**1,945.1**	**15,783.7**

Insurance premiums by line of business, by region

(in EUR million)

	Life	*Non-life*				*Total*
		Accident & Health	*Motor*	*Fire*	*Other lines*	
2001						
Belgium	3,681.7	267.4	282.0	265.5	109.1	4,605.7
The Netherlands	3,406.2	571.5	454.9	256.1	249.6	4,938.3
Luxembourg	453.3	0.4		7.1	2.0	462.8
Total Benelux	7,541.2	839.3	736.9	528.7	360.7	10,006.8
United States	1,261.6	2,805.9			1,804.6	5,872.1
Rest of the world	1,394.9	53.7	606.3	152.8	75.7	2,283.4
Total	**10,197.7**	**3,698.9**	**1,343.2**	**681.5**	**2,241.0**	**18,162.3**
2000						
Belgium	4,481.2	251.0	265.4	256.4	98.1	5,352.1
The Netherlands	1,522.3	128.0	211.1	163.2	115.5	2,140.1
Luxembourg	275.2	0.4		7.2	1.3	284.1
Total Benelux	6,278.7	379.4	476.5	426.8	214.9	7,776.3
United States	1,091.0	2,795.0			1,633.3	5,519.3
Rest of the world	1,623.3	71.2	554.8	141.9	96.9	2,488.1
Total	**8,993.0**	**3,245.6**	**1,031.3**	**568.7**	**1,945.1**	**15,783.7**

Specification life insurance premiums
(in EUR million)

	2001	*2000*	*Increase in %*
Individual premiums	8,387.6	7,795.4	8
Premiums under group contracts	2,294.1	1,937.9	18
Total insurance premiums, gross	**10,681.7**	**9,733.3**	**10**
Periodic premiums	3,958.2	3,701.6	7
Single premiums	6,723.5	6,031.7	11
Total insurance premiums, gross	**10,681.7**	**9,733.3**	**10**
Premiums from			
- *non-bonus contracts*	2,367.0	2,565.5	(8)
- bonus contracts	4,178.8	2,291.8	82
- contracts where the policyholders bear the investment risk	4,135.9	4,876.0	(15)
Total insurance premiums, gross	**10,681.7**	**9,733.3**	**10**
Gross individual premiums: periodic	2,003.4	1,384.0	45
Gross individual premiums: single	2,899.9	2,016.3	44
Group contracts	1,642.5	1,457.0	13
Investment-linked premiums	4,135.9	4,876.0	(15)
Total insurance premiums, gross	**10,681.7**	**9,733.3**	**10**

Annexes to report on the annual figures 2001 of Fortis

Specification of commissions and fees banking

(in EUR million)

		2001		*2000*		*Increase in %*
Issuance	88.9		186.6		(52)	
Securities transactions	700.4		780.3		(10)	
Insurance	148.1		165.8		(11)	
Asset management	654.3		649.7		1	
Payment services	338.3		294.0		15	
Miscellaneous	631.1		616.9		2	
Total commission income		2,561.1		2,693.3		(5)
Commission paid		(582.7)		(529.7)		10
Commission and fees		**1,978.4**		**2,163.6**		**(9)**

Specification of result from financial transactions banking

(in EUR million)

	2001	*2000*	*Increase in %*
Profit/loss on derivatives	357.8	75.2	*
Exchange rate transactions	166.7	235.2	(29)
Trading stock of securities	54.0	219.5	(75)
Trading	578.5	529.9	9
Venture capital	(71.7)	120.9	*
	506.8	650.8	(22)
Realized capital gains and losses	495.7	374.3	32
Total	**1,002.5**	**1,025.1**	**(2)**

Specification of other revenues banking

(in EUR million)

	2001	*2000*	*Increase in %*
Income from lease activities	463.6	290.4	60
Rental income	145.5	141.7	3
Dividends	32.9	82.6	(60)
Income participating interests	50.7	18.6	*
Other	204.6	144.2	42
Total	**897.3**	**677.5**	**32**

Specification operating expenses banking
(in EUR million)

	2001	*2000*	*Increase in %*
Staff costs	2,994.9	2,857.1	5
Depreciation and amortization	275.2	250.1	10
Other costs	2,020.0	2,002.1	1
	5,290.1	5,109.3	4
Cost of assets held for lease	343.6	226.8	51
Value (re)adjustment real estate	24.2	(8.1)	*
Total operating expenses	**5,657.9**	**5,328.0**	**6**

Selected balance sheet figures banking
(in EUR million)

		31 December 2001		*31 December 2000*
Balance sheet total		377,994.1		337,071.6
Risk-bearing capital		21,908.0		20,038.4
Risk-weighted assets		152,606.5		159,090.3
Tier-1 ratio (in %)		8.5		7.3
Total capital ratio (in %)		13.5		11.8
Loans and advances to customers				
° public sector		5,965.3		4,803.4
° private sector				
* commercial		94,063.2		82,271.6
* retail		64,061.3		62,765.1
- mortgages	40,816.3		40,006.3	
- other	23,245.0		22,758.8	
Amounts owed to customers				
° savings deposits		95,239.8		91,956.4
* repayable on demand	40,768.4		40,104.8	
* with agreed maturity dates or periods of notice	54,471.4		51,851.6	
° other debts		86,085.0		56,411.2
* repayable on demand	53,428.7		45,753.7	
* with agreed maturity dates or periods of notice	32,656.3		10,657.5	

Fortis
Rue Royale 20
1000 Brussels
Belgium
Telephone 32 (0)2 510 52 11
Fax 32 (0)2 510 56 26

Archimedeslaan 6
3584 BA Utrecht
The Netherlands
Telephone 31 (0)30 257 65 76
Fax 31 (0)30 257 78 35

Internet address : www.fortis.com
E-mail address : info@fortis.com